SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 6)(1)

        VIDEO SERVICES CORPORATION (formerly, INTERNATIONAL POST LIMITED)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    460181100

                                 (CUSIP Number)

                                    Copy to:

Mr. Edward Grinacoff
21st Century Communications Partners, L.P.         Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor                       750 Lexington Avenue
New York, New York 10153                           New York, New York 10022
Telephone (212) 754-8100                           Telephone (212) 735-8600

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    -1 of 18-

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                            Delaware
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                779,726 shares                             5.9%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 370,274 shares                             2.8%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  779,726 shares                             5.9%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             370,274 shares                             2.8%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                            Delaware
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                265,296 shares                             2.0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 884,704 shares                             6.7%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  265,296 shares                             2.0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             884,704 shares                             6.7%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                              21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                            Delaware
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                104,978 shares                             0.8%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               1,045,022 shares                             7.9%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  104,978 shares                             0.8%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           1,045,022 shares                             7.9%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 4 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Sandler Capital Management
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                      0 shares                               0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               1,752,000 shares                            13.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                        0 shares                               0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           1,752,000 shares                            13.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,752,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)             13.2%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 5 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Michael J. Marocco
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                      0 shares                               0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               2,152,000 shares                            16.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                        0 shares                               0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           2,152,000 shares                            16.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      2,152,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)             16.2%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 6 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                John Kornreich
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                120,000 shares                             0.9%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               2,152,000 shares                            16.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  120,000 shares                             0.9%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           2,152,000 shares                            16.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      2,272,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)             17.1%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 7 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Harvey Sandler
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                      0 shares                               0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               2,152,000 shares                            16.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                        0 shares                               0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           2,152,000 shares                            16.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      2,152,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)             16.2%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 8 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Andrew Sandler
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                      0 shares                               0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               2,152,000 shares                            16.2%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                        0 shares                               0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           2,152,000 shares                            16.2%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      2,152,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)             16.2%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 9 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Barry Rubenstein
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                     0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,150,000 shares                           8.7%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                     0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,150,000 shares                           8.7%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Barry Fingerhut
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                  United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                0 shares                                     0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 1,150,000 shares                           8.7%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  0 shares                                     0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             1,150,000 shares                           8.7%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 of 18 -

CUSIP
No.  460181100                        13D
================================================================================
 1      Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                Irwin Lieber
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only
--------------------------------------------------------------------------------
 4      Source of Funds*                    WC
--------------------------------------------------------------------------------
 5      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization                  United States
--------------------------------------------------------------------------------
                  7      Sole Voting Power
    Number of                      0 shares                               0%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By               1,150,000 shares                             8.7%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                        0 shares                               0%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                           1,150,000 shares                             8.7%
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned By Each Reporting Person
                      1,150,000 shares
--------------------------------------------------------------------------------
12      Check Box if the Aggregate Amount in Row (11) excludes
                Certain Shares*                                              [ ]
--------------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)              8.7%
--------------------------------------------------------------------------------
14      Type of Reporting Person*
                                 IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 12 of 18 -

        This statement, dated June 11, 1998, constitutes Amendment No. 6 to the
Schedule 13D, dated December 21, 1994, regarding the reporting persons' ownership of common stock of Video Services Corporation (formerly, International Post Limited) (the "Issuer").

        The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

        This Amendment No. 6 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3.        Source and Amount of Funds or Other Consideration.

               The source of funds for the acquisition of the additional shares of Common Stock was the general working capital of Sandler Associates, various managed accounts of Sandler Capital Management and J.K. Media L.P.

                                             Number of           Purchase
                                               Shares             Price
                                           --------------    ----------------
Accounts Managed by SCM                        56,000          $168,000
Sandler Associates                            244,000           732,000
J.K. Media L.P.                               100,000           300,000

ITEM 4.        Purpose of Transaction.

        The reporting persons acquired their shares for the purposes of investment.

        The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        Interests in Securities of the Issuer.

               (a) The following list sets forth the aggregate number and percentage (based on 13,264,307 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 11, 1998:


                                  - 13 of 18 -

                                               Shares of           Percentage of Shares
                                             Common Stock             of Common Stock
Name                                      Beneficially Owned        Beneficially Owned
----                                      ------------------        ------------------
21st Century Communications                   1,150,000(2)                  8.7%
Partners, L.P.
21st Century Communications T-E               1,150,000(3)                  8.7%
Partners, L.P.
21st Century Communications Foreign           1,150,000(4)                  8.7%
Partners, L.P.
Sandler Capital Management                    1,752,000(5)                 13.2%
Michael J. Marocco                            2,152,000(6,7)               16.2%
John Kornreich                                2,272,000(6,7,8)             17.1%
Harvey Sandler                                2,152,000(6,7)               16.2%
Andrew Sandler                                2,152,000(6,7)               16.2%
Barry Rubenstein                              1,150,000(6,9)                8.7%
Barry Fingerhut                               1,150,000(6,9)                8.7%
Irwin Lieber                                  1,150,000(6,9)                8.7%

               (b) By virtue of being the general partner of SIP and the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 1,752,000 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock.

--------

(2) 21st Century disclaims beneficial ownership of 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign.

(3) T-E disclaims beneficial ownership of 779,726 shares of Common Stock owned by 21st Century and 104,978 shares of Common Stock owned by Foreign.

(4) Foreign disclaims beneficial ownership of 779,726 shares of Common Stock owned by 21st Century and 265,296 shares of Common Stock owned by T-E.

(5) Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign. SCM disclaims beneficial ownership of 602,000 shares of Common Stock held in accounts managed by SCM.

(6) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

(7) Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E, 104,978 shares of Common Stock owned by Foreign and 400,000 shares of Common Stock owned by Sandler Associates. The reporting person disclaims beneficial ownership of 602,000 shares of Common Stock held in accounts managed by SCM.

(8)     Includes 120,000 shares of Common Stock owned by J.K. Media L.P.

(9) Includes 779,726 shares of Common Stock owned by 21st Century, 265,296 shares of Common Stock owned by T-E and 104,978 shares of Common Stock owned by Foreign.



                                  - 14 of 18 -

        By virtue of being the sole shareholder of MJ DM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 2,152,000 shares of Common Stock, representing approximately 16.2% of the outstanding Common Stock.

        By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates, John Kornreich may be deemed to have shared power to vote and to dispose of 2,152,000 shares of Common Stock, representing approximately 16.2% of the outstanding Common Stock. By virtue of being the general partner of JK Media L.P., John Kornreich may be deemed to have sole power to vote and to dispose of 120,000 shares of Common Stock, representing approximately 0.9% of the outstanding Common Stock.

        By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 2,152,000 shares of Common Stock, representing approximately 16.2% of the outstanding Common Stock.

        By virtue of being a majority member of ALSI, LLC and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 2,152,000 shares of Common Stock, representing approximately 16.2% of the outstanding Common Stock.

        By virtue of being a shareholder, officer and director of InfoMedia, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 8.7% of the outstanding Common Stock.

        By virtue of being a shareholder, officer and director of InfoMedia, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 8.7% of the outstanding Common Stock.

        By virtue of being a shareholder, officer and director of InfoMedia, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,150,000 shares of Common Stock, representing approximately 8.7% of the outstanding Common Stock.



                                  - 15 of 18 -

               (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D effected from April 11, 1998 through June 11, 1998, inclusive:

                                Purchase             Number of Shares            Purchase or
   Name of Shareholder        or Sale Date          Purchased or (Sold)          Sales Price
   -------------------        ------------          -------------------          -----------
Accounts managed by
Sandler Capital
Management                       6/11/98                   56,000                   $3.00
Sandler Associates               6/11/98                  244,000                   $3.00
J.K. Media L.P.                  6/11/98                  100,000                   $3.00

               The transactions were effected on the American Stock Exchange.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

               (e) Not applicable.



                                  - 16 of 18 -

                                    Signature

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:   June 19, 1998

               21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

               By:   Sandler Investment Partners, L.P., general partner
                     By:  Sandler Capital Management, general partner
                          By:  ARH Corp., general partner

                               By:/s/ Edward Grinacoff
                                  ----------------------------------------------
                                    Name: Edward Grinacoff
                                    Title: Secretary and Treasurer

               21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

               By:   Sandler Investment Partners, L.P., general partner
                     By:  Sandler Capital Management, general partner
                          By:  ARH Corp., general partner

                               By:/s/ Edward Grinacoff
                                  ----------------------------------------------
                                    Name: Edward Grinacoff
                                    Title: Secretary and Treasurer

               21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

               By:   Sandler Investment Partners, L.P., general partner
                     By:  Sandler Capital Management, general partner
                          By:  ARH Corp., general partner

                               By:/s/ Edward Grinacoff
                                  ----------------------------------------------
                                    Name: Edward Grinacoff
                                    Title:   Secretary and Treasurer


                                  - 17 of 18 -

                                               /s/ Michael J. Marocco
                                               ---------------------------------
                                               Michael J. Marocco

                                               /s/ John Kornreich
                                               ---------------------------------
                                               John Kornreich

                                               /s/ Harvey Sandler
                                               ---------------------------------
                                               Harvey Sandler

                                               /s/ Andrew Sandler
                                               ---------------------------------
                                               Andrew Sandler

                                               /s/ Barry Rubenstein
                                               ---------------------------------
                                               Barry Rubenstein

                                               /s/ Irwin Lieber
                                               ---------------------------------
                                               Irwin Lieber

                                               /s/ Barry Fingerhut
                                               ---------------------------------
                                               Barry Fingerhut

                                  SANDLER CAPITAL MANAGEMENT

                                  By: ARH Corp.

                                      By:  /s/ Edward Grinacoff
                                           ----------------------------
                                           Name: Edward Grinacoff
                                           Title: Secretary and Treasurer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                                  - 18 of 18 -